UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

Commission File Number: 001-38378

Hudson Ltd.

(Translation of registrant’s name into English)

4 New Square

Bedfont Lakes

Feltham, Middlesex TW14 8HA

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hudson Ltd.

By:	/s/ Adrian Bartella
	Name:	Adrian Bartella
	Title:	Chief Financial Officer

Date: March 15, 2018

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release, dated March 15, 2018 – Hudson Group Reports Fourth Quarter and Full Year 2017 Results

PRESS RELEASE

Exhibit 99.1

Hudson Group Reports Fourth Quarter and Full Year 2017 Results

East Rutherford, NJ – March 15, 2018 – Hudson Ltd. (NYSE: HUD) (“Hudson Group”), a leader in North American travel retail, announced today its results for the fourth quarter and full year ended December 31, 2017.

Highlights for 2017 and Recent Events

•	Fourth quarter turnover of $450 million, a year-over-year increase of 8.5%; record full year turnover of $1.8 billion, a 6.8% year-over-year increase.

•	Full year organic sales growth of 8.8%; like-for-like sales growth of 4.8%.

•	Fourth quarter adjusted EBITDA of $41 million, a year-over-year increase of 9.2%; record full year adjusted EBITDA of $173 million, a 10.4% year-over-year increase.

•	Successfully won, extended or expanded thirteen concession contracts during 2017.

•	Completed initial public offering on the New York Stock Exchange in February 2018.

“Our strong performance in 2017, highlighted by increased like-for-like and organic sales growth, underscores our ability to drive value and productivity from our existing portfolio of stores, while simultaneously executing new business opportunities,” stated Joe DiDomizio, President and CEO of Hudson Group. “During the year, we expanded our breadth and scale by winning RFP processes in five new locations, extending or expanding operations in eight existing airports and increasing our overall footprint. As a newly public company, I am energized by the prospect for continued growth and believe we are well-positioned to drive long-term shareholder value through our core purpose of being the Traveler’s Best Friend.”

Fourth Quarter & Full Year 2017 Summary

•	Turnover increased $35.3 million or 8.5% to $450.4 million for the fourth quarter compared to $415.1 million in the fourth quarter 2016. Full year turnover increased $115.3 million or 6.8% to $1,802.5 million compared to $1,687.2 million in the prior year.

o	Fourth quarter net sales increased $34.9 million or 8.6% from the year-ago period. Full year net sales increased $110.7 million or 6.7% to $1,760.8 million compared to $1,650.1 million in 2016.

o	Fourth quarter organic sales growth was 9.4%, compared to 10.1% in the year-ago period. Full year organic sales growth was 8.8% during the year compared to 5.4% in 2016.

o	Fourth quarter like-for-like sales growth was 5.6% (4.5% in constant currency), compared to 6.5% (6.5% in constant currency) in the year-ago period. Full year like-for-like sales growth was 4.8% (4.4% in constant currency) compared to 3.9% (4.3% in constant currency) in 2016.

•	Gross profit increased $22.2 million or 8.6% to $281.5 million in the fourth quarter compared to $259.3 million in the year-ago period. For the full year, gross profit increased $80.3 million or 7.7% to $1,122.2 million versus $1,041.9 million in the year-ago period. Gross margin increased 50 bps to 62.3% in 2017 due to sales mix shift to higher margin categories, as well as improved supply chain synergies related to the integration of acquired World Duty Free stores.

Executive office: 4 New Square, Bedfont Lakes, Feltham, Middlesex TW14 8HA, United Kingdom

US office: One Meadowlands Plaza, East Rutherford, NJ 07073

PRESS RELEASE

•	Selling expenses increased $8.3 million or 8.5% to $105.8 million in the fourth quarter as compared to the year-ago period. For the full year, selling expenses increased $25.5 million or 6.4% over the prior year to $421.2 million. Concession fees, which comprise the majority of this item, is a variable expense driven by net sales. For 2017, selling expenses as a percentage of turnover totaled 23.4% compared to 23.5% in 2016.

•	Personnel expenses increased $10.1 million or 11.8% to $95.6 million in the fourth quarter as compared to the year-ago period. For the full year, personnel expenses increased $33.9 million or 10.0% over the prior year to $371.3 million primarily due to opening new store locations. As a percentage of turnover, personnel expenses increased from 20.0% in 2016 to 20.6% in 2017.

•	General and administrative expenses increased $1.0 million or 2.7% to $38.7 million in the fourth quarter as compared to the year-ago period. For the full year, general and administrative expenses increased $5.0 million or 3.3% to $156.9 million. As a percentage of turnover, this item decreased from 9.0% to 8.7% due to lower franchise fees resulting from the integration of acquired World Duty Free stores into Dufry’s1 franchise fee structure.

•	Adjusted EBITDA increased $3.5 million or 9.2% to $41.4 million in the fourth quarter as compared to the prior year quarter. For the full year, adjusted EBITDA increased $16.3 million or 10.4% to $172.5 million.

•	Reported net earnings decreased $68.9 million to a loss of $34.8 million in the fourth quarter primarily due to a one-time net loss of $40.2 million on our deferred tax assets and liabilities related to recent tax reform legislation, while reported diluted earnings per share decreased from $0.31 to a loss per share of $0.45. For the full year, reported net earnings decreased $60.4 million to a loss of $10.6 million due to the one-time write down of our tax assets described above, while reported diluted earnings per share decreased from $0.25 to a loss per share of $0.44.

•	Adjusted net earnings decreased $68.0 million to a loss of $28.2 million in the fourth quarter due to the one-time write down of our tax assets described above, while adjusted earnings per share decreased from $0.43 to a loss per share of $0.30. Adjusted net earnings decreased $66.5 million to $1.1 million for the full year due to the one-time write down of our tax assets described above, while adjusted earnings per share decreased from $0.73 to a loss per share of $0.01.

Balance Sheet and Cash Flow Highlights

•	Cash flows from operating activities for the year were $130.8 million compared to $169.8 million in 2016. Current year cash flows were impacted by the timing of franchise fee payments to Dufry in order to optimize the Company’s tax expense.

•	At December 31, 2017, the Company’s net debt was $463.7 million resulting in net debt leverage of 2.7 times, compared to net debt of $289.1 million and net debt leverage of 1.9 times at December 31, 2016. The increase over the prior year was due to the timing of certain payments to Dufry as described above.

•	Capital expenditures in 2017 totaled $84.5 million compared to $98.1 million in 2016.

_____________________

1 Dufry International AG (SIX: DUFN) is the global parent and controlling shareholder of Hudson, Ltd.

Executive office: 4 New Square, Bedfont Lakes, Feltham, Middlesex TW14 8HA, United Kingdom

US office: One Meadowlands Plaza, East Rutherford, NJ 07073

PRESS RELEASE

Operational Update

As of December 31, 2017, Hudson Group operated 996 stores, across 88 locations, totaling 1.1 million square feet of retail space.

During 2017, the Company retained and expanded business through RFP wins in Jackson, Raleigh, Chicago Midway, Ontario (CA), Phoenix, Grand Rapids, LAX and Dallas Ft. Worth.

Additionally, the Company won concession contracts in two new airports in Tulsa and Des Moines.

The Company also successfully extended existing contracts in Norfolk, Las Vegas and San Jose.

Recent Developments

On February 5, 2018, the Company completed its initial public offering of common stock (“IPO”) on the New York Stock Exchange in which its parent company, Dufry International AG, sold 39,417,765 shares of common stock.  The shares of the Company’s common stock were sold at an IPO price of $19.00 per share, which generated net proceeds of approximately $714.4 million after deducting underwriting discounts and commissions and other offering expenses for Dufry International AG, the selling shareholder.  Hudson Group did not receive any of the proceeds from the offering.

Earnings Conference Call Information

Hudson Group will host a conference call to review its 2017 financial performance today, March 15, at 11 a.m. ET. Participants can pre-register for the conference by navigating to http://dpregister.com/10117342. The conference call also will be available in listen-only mode via our investor relations website: https://investors.hudsongroup.com/. To participate in the live call, interested parties may dial 1-866-777-2509 (toll free) or 1-412-317-5413. A web replay will be available at https://services.choruscall.com/links/hson180315.html for three months following the call.

Website Information:

We routinely post important information for investors on the Investor Relations section of our website, investors.hudsongroup.com. We intend to use this website as a means of disclosing material information. Accordingly, investors should monitor the Investor Relations section of our website, in addition to following our press releases, SEC filings, public conference calls, presentations and webcasts. The information contained on, or that may be accessed through, our website is not incorporated by reference into, and is not a part of, this document.

Executive office: 4 New Square, Bedfont Lakes, Feltham, Middlesex TW14 8HA, United Kingdom

US office: One Meadowlands Plaza, East Rutherford, NJ 07073

PRESS RELEASE

Non-IFRS and Other Measures:

Adjusted EBITDA is a non-IFRS measure and is not a uniformly or legally defined financial measure. Adjusted EBITDA is not a substitute for IFRS measures in assessing our overall financial performance. Because Adjusted EBITDA is not determined in accordance with IFRS, and is susceptible to varying calculations, Adjusted EBITDA may not be comparable to other similarly titled measures presented by other companies. We believe that Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in industries similar to ours. We also believe Adjusted EBITDA is useful to investors as a measure of comparative operating performance from period to period as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our capital structure (primarily interest expense), asset base (depreciation and amortization) and non-recurring transactions, impairments of financial assets and changes in provisions (primarily relating to costs associated with the closing or restructuring of our operations). Our management also uses Adjusted EBITDA for planning purposes, including financial projections. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by IASB. A reconciliation of Adjusted EBITDA to net earnings is provided in the attached schedules.

Adjusted net earnings attributable to equity holders of parent is a non-IFRS measure. We define Adjusted net earnings attributable to equity holders of parent as net earnings attributable to equity holders of parent adjusted for the items set forth in the table below. Adjusted net earnings attributable to equity holders of parent is a non-IFRS measure and is not a uniformly or legally defined financial measure. Adjusted net earnings attributable to equity holders of parent is not a substitute for IFRS measures in assessing our overall operating performance. Because Adjusted net earnings attributable to equity holders of parent is not determined in accordance with IFRS, and is susceptible to varying calculations, Adjusted net earnings attributable to equity holders of parent may not be comparable to other similarly titled measures presented by other companies. Adjusted net earnings attributable to equity holders of parent is included in this prospectus because it is a measure of our operating performance and we believe that Adjusted net earnings attributable to equity holders of parent is useful to investors because it is frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in industries similar to ours. We also believe Adjusted net earnings attributable to equity holders of parent is useful to investors as a measure of comparative operating performance from period to period as it removes the effects of purchase accounting for acquired intangible assets (primarily concessions), non-recurring transactions, impairments of financial assets and changes in provisions (primarily relating to costs associated with the closing or restructuring of our operations). Management does not consider such costs for the purpose of evaluating the performance of the business and as a result uses Adjusted net earnings attributable to equity holders of parent for planning purposes. Adjusted net earnings attributable to equity holders of parent has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by IASB. A reconciliation of Adjusted net earnings attributable to equity holders of parent to net earnings attributable to equity holders of parent is provided in the attached schedules.

Organic sales growth represents the combination of growth in aggregate monthly sales from (i) like-for-like sales growth and (ii) net new stores and expansions. Like-for-like sales growth represents the growth in aggregate monthly net sales in the applicable period at stores that have been operating for at least 12 months. Like-for-like sales growth excludes growth attributable to (i) net new stores and expansions until such stores have been part of our business for at least 12 months, (ii) acquired stores until such stores have been part of our business for at least 12 months and (iii) acquired wind-down stores, consisting of eight stores acquired in the 2014 acquisition of The Nuance Group AG (“Nuance”) and 46 stores acquired in the 2015 acquisition of World Duty Free S.p.A. (“World Duty Free Group”) that management expected, at the time of the applicable acquisition, to wind down. Net new stores and expansions consists of growth from (i) changes in the total number of our stores (other than acquired stores), (ii) changes in the retail space of our existing stores and (iii) modification of store retail concepts through rebranding. Net new stores and expansions excludes growth attributable to (i) acquired stores until such stores have been part of our business for at least 12 months and (ii) acquired wind-down stores. Like-for-like sales growth in constant currency is calculated by keeping exchange rates constant for each month being compared from period to period. We believe that the presentation of like-for-like sales growth in constant currency basis assists investors in comparing period to period operating results as it removes the effect of fluctuations in foreign exchange rates.

Net debt leverage represents total debt less cash at December 31, 2017 divided by Adjusted EBITDA for the twelve months ended December 31, 2017.

Executive office: 4 New Square, Bedfont Lakes, Feltham, Middlesex TW14 8HA, United Kingdom

US office: One Meadowlands Plaza, East Rutherford, NJ 07073

PRESS RELEASE

About Hudson Group

Hudson Group, one of the largest travel retailers in North America, is committed to enhancing the travel experience for over 300,000 travelers every day in the continental United States and Canada. The Company is anchored by its iconic Hudson, Hudson News and Hudson Bookseller brands and operates nearly 1,000 duty-paid and duty-free stores in 88 locations, including airports, commuter terminals, hotels and some of the most visited landmarks and tourist destinations in the world. Our wide range of store concepts include travel essentials and convenience stores, bookstores, duty-free shops, branded specialty stores, electronics stores, and quick-service food and beverage outlets. For more information, visit www.hudsongroup.com and www.dufry.com

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (Reform Act). Forward-looking statements are based on our beliefs and assumptions and on information currently available to us, and include, without limitation, statements regarding our business, financial condition, strategy, results of operations, certain of our plans, objectives, assumptions, expectations, prospects and beliefs and statements regarding other future events or prospects. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “seek,” “anticipate,” “estimate,” “predict,” “potential,” “assume,” “continue,” “may,” “will,” “should,” “could,” “shall,” “risk” or the negative of these terms or similar expressions that are predictions of or indicate future events and future trends. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us may differ materially from those made in or suggested by the forward looking statements contained in this press release. In addition, even if our results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us are consistent with the forward-looking statements contained in this press release, those results or developments may not be indicative of results or developments in subsequent periods. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Factors that may cause our actual results to differ materially from those expressed or implied by the forward-looking statements in this press release, or that may impact our business and results more generally, include, but are not limited to, the risks described under “Item 3. Key Information—D. Risk factors” of our Annual Report on Form 20-F for the year ended December 31, 2017 which may be accessed through the SEC’s website at https://www.sec.gov/edgar. You should read these risk factors before making an investment in our shares.

Executive office: 4 New Square, Bedfont Lakes, Feltham, Middlesex TW14 8HA, United Kingdom

US office: One Meadowlands Plaza, East Rutherford, NJ 07073

PRESS RELEASE

For further information please contact:

Investor Contact	Media Contact
Deborah Belevan, CPA, IRC	Kristen Clonan
Hudson Group	Hudson Group
VP of Investor Relations	VP of Corporate Communications
201.559.2111	201.821.8088

Executive office: 4 New Square, Bedfont Lakes, Feltham, Middlesex TW14 8HA, United Kingdom

US office: One Meadowlands Plaza, East Rutherford, NJ 07073

PRESS RELEASE

CONSOLIDATED

INCOME

STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2017

	QUARTER ENDED	QUARTER ENDED	YEAR ENDED	YEAR ENDED
IN MILLIONS OF USD (EXCEPT PER SHARE DATA)	12/31/2017	12/31/2016	12/31/2017	12/31/2016

Turnover	450.4	415.1	1,802.5	1,687.2
Cost of sales	(168.9)	(155.8)	(680.3)	(645.3)
Gross profit	281.5	259.3	1,122.2	1,041.9
Selling expenses	(105.8)	(97.5)	(421.2)	(395.7)
Personnel expenses	(95.6)	(85.5)	(371.3)	(337.4)
General expenses	(38.7)	(37.7)	(156.9)	(151.9)
Share of result of associates	-	(0.7)	(0.3)	(0.7)
Depreciation, amortization and impairment	(29.4)	(31.2)	(108.7)	(103.7)
Other operational result	(4.6)	(1.6)	(3.7)	(9.3)
Operating Profit (EBIT)	7.4	5.1	60.1	43.2
Interest expenses	(7.5)	(7.5)	(30.2)	(29.8)
Interest income	0.5	0.4	1.9	2.1
Foreign exchange gain / (loss)	(0.3)	0.1	0.5	-
Earnings before taxes (EBT)	0.1	(1.9)	32.3	15.5
Income tax	(34.9)	36.0	(42.9)	34.3
Net earnings	(34.8)	34.1	(10.6)	49.8

OTHER COMPREHENSIVE INCOME
Exchange differences on translating foreign operations	(0.4)	(6.8)	26.8	12.9
Items to be reclassified to net income in subsequent periods, net of tax	(0.4)	(6.8)	26.8	12.9
Total other comprehensive income / (loss), net of tax	(0.4)	(6.8)	26.8	12.9
Total comprehensive income / (loss), net of tax	(35.2)	27.3	16.2	62.7

NET EARNINGS ATTRIBUTABLE TO
Equity holders of the parent	(41.4)	29.0	(40.4)	23.5
Non-controlling interests	6.6	5.1	29.8	26.3

EARNINGS/LOSS PER SHARE(1)
Basic	(0.45)	0.31	(0.44)	0.25
Diluted	(0.45)	0.31	(0.44)	0.25
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000's)
Basic	92,511	92,511	92,511	92,511
Diluted	92,511	92,511	92,511	92,511

(1) Gives effect to our Class A and Class B common shares outstanding following the completion of our initial public offering on February 5, 2018.

Executive office: 4 New Square, Bedfont Lakes, Feltham, Middlesex TW14 8HA, United Kingdom

US office: One Meadowlands Plaza, East Rutherford, NJ 07073

PRESS RELEASE

CONSOLIDATED

STATEMENT OF

FINANCIAL POSITION

AT DECEMBER 31, 2017

	DECEMBER 31,	DECEMBER 31,
IN MILLIONS OF USD	2017	2016

ASSETS
Property, plant and equipment	264.9	256.3
Intangible assets	685.8	691.2
Investments in associates	3.1	2.4
Deferred tax assets	90.3	153.0
Other non-current assets	24.9	31.1
Non-current assets	1,069.0	1,134.0

Inventories	186.0	161.4
Trade and credit card receivables	4.6	8.2
Other accounts receivable	59.4	47.3
Income tax receivables	1.4	4.5
Cash and cash equivalents	137.4	187.6
Current assets	388.8	409.0

Total assets	1,457.8	1,543.0

LIABILITIES AND SHAREHOLDERS’ EQUITY
Equity attributable to equity holders of the parent	493.7	658.2
Non-controlling interests	78.7	72.2
Total equity	572.4	730.4

Financial debt	520.4	475.2
Deferred tax liabilities	50.1	71.8
Other non-current liabilities	0.9	1.1
Non-current liabilities	571.4	548.1

Trade payables	97.1	91.3
Financial debt	80.7	1.5
Income tax payables	4.1	3.8
Other liabilities	132.1	167.9
Current liabilities	314.0	264.5

Total liabilities	885.4	812.6
Total liabilities and shareholders’ equity	1,457.8	1,543.0

Executive office: 4 New Square, Bedfont Lakes, Feltham, Middlesex TW14 8HA, United Kingdom

US office: One Meadowlands Plaza, East Rutherford, NJ 07073

PRESS RELEASE

CONSOLIDATED

STATEMENT OF

CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2017

	YEAR ENDED	YEAR ENDED
IN MILLIONS OF USD	12/31/2017	12/31/2016

CASH FLOWS FROM OPERATING ACTIVITIES
Total earnings before taxes (EBT)	32.3	15.5

ADJUSTMENTS FOR
Depreciation, amortization and impairment	108.7	103.7
Loss / (gain) on sale of non-current assets	3.3	1.9
Increase / (decrease) in allowances and provisions	5.0	(2.0)
Loss / (gain) on unrealized foreign exchange differences	(0.5)	6.4
Other non-cash items	4.6	1.2
Share of result of associates	0.3	0.7
Interest expense	30.2	29.8
Interest income	(1.9)	(2.1)
Cash flow before working capital changes	182.0	155.1

Decrease / (increase) in trade and other accounts receivable	6.2	(9.1)
Decrease / (increase) in inventories	(26.9)	(14.2)
Increase / (decrease) in trade and other accounts payable	(26.9)	41.3
Dividends received from associates	-	0.2
Cash generated from operations	134.4	173.3
Income taxes paid	(3.6)	(3.5)
Net cash flows from operating activities	130.8	169.8

CASH FLOW FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(79.6)	(88.3)
Purchase of intangible assets	(8.2)	(5.7)
Net purchase of interest in associates	(1.0)	-
Proceeds from sale of property, plant and equipment	0.6	0.4
Interest received	2.1	1.2
Net cash flows used in investing activities	(86.1)	(92.4)

CASH FLOW FROM FINANCING ACTIVITIES
Proceed from financial debt	15.0	-
Repayment of financial debt	(43.0)	(7.3)
Repayments of financial debt	(28.0)	(7.3)
Proceeds from / (repayment of) 3rd party loans	(3.3)	12.8
Dividends paid to non-controlling interest	(34.3)	(27.4)
Net contributions from / (purchase of) non-controlling interests	-	(0.1)
Interest paid	(30.2)	(29.3)
Net cash flows (used in) / from financing activities	(95.8)	(51.3)
Currency translation on cash	0.9	1.1
(Decrease) / increase in cash and cash equivalents	(50.2)	27.2

CASH AND CASH EQUIVALENTS AT THE
– beginning of the period	187.6	160.4
– end of the period	137.4	187.6

Executive office: 4 New Square, Bedfont Lakes, Feltham, Middlesex TW14 8HA, United Kingdom

US office: One Meadowlands Plaza, East Rutherford, NJ 07073

PRESS RELEASE

NON-IFRS RECONCILIATIONS

ADJUSTED EBITDA TO NET EARNINGS

FOR THE YEAR ENDED DECEMBER 31, 2017

	QUARTER ENDED	QUARTER ENDED	YEAR ENDED	YEAR ENDED
IN MILLIONS OF USD	12/31/2017	12/31/2016	12/31/2017	12/31/2016

Net earnings	(34.8)	34.1	(10.6)	49.8
Income tax expense	34.9	(36.0)	42.9	(34.3)
Earnings before taxes (EBT)	0.1	(1.9)	32.3	15.5
Foreign exchange gain / (loss)	0.3	(0.1)	(0.5)	-
Interest income	(0.5)	(0.4)	(1.9)	(2.1)
Interest expenses	7.5	7.5	30.2	29.8
Operating Profit (EBIT)	7.4	5.1	60.1	43.2
Depreciation, amortization and impairment	29.4	31.2	108.7	103.7
Other operational result (1)	4.6	1.6	3.7	9.3
Adjusted EBITDA	41.4	37.9	172.5	156.2

(1)	For the year ended December 31, 2017, other operational result consisted of $9.4 million of other operating income resulting from a related party loan waiver due to Dufry and other operating expenses including $3.4 million of audit and consulting costs related to preparatory work in connection with our initial public offering, $4.1 million of restructuring expenses associated with the World Duty Free Group acquisition and $5.5 million of other operating expenses including restructuring and non-recurring items. For the year ended December 31, 2016, other operational result consisted primarily of $8.3 million of restructuring expenses associated with the World Duty Free Group acquisition. See note 13 to our audited Combined Financial Statements.

NET EARNINGS ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT TO

ADJUSTED NET EARNINGS ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT

FOR THE YEAR ENDED DECEMBER 31, 2017

	QUARTER ENDED	QUARTER ENDED	YEAR ENDED	YEAR ENDED
IN MILLIONS OF USD (EXCEPT PER SHARE DATA)	12/31/2017	12/31/2016	12/31/2017	12/31/2016

Net earnings attributable to equity holders of the parent	(41.4)	29.0	(40.4)	23.5
Amortization related to acquisitions (1)	10.4	9.8	39.2	38.4
Other operational result (2)	4.6	1.6	3.7	9.3
Income tax adjustment (3)	(1.8)	(0.6)	(1.4)	(3.6)
Adjusted net earnings attributable to equity holders of the parent	(28.2)	39.8	1.1	67.6

Diluted earnings / (loss) per share	(0.45)	0.31	(0.44)	0.25
Adjusted diluted earnings / (loss) per share to equity holders of the parent	(0.30)	0.43	0.01	0.73
Weighted average number of shares outstanding (000's) (4)	92,511	92,511	92,511	92,511

(1)	Although the values assigned to the concession rights during the purchase price allocation are fair values, we believe that their additional amortization doesn't allow a fair comparison with our existing business previous to the business combination, as the costs of self-generated intangible assets have been expended.

(2)	For the year ended December 31, 2017, other operational result consisted of $9.4 million of other operating income resulting from a related party loan waiver due to Dufry and other operating expenses including $3.4 million of audit and consulting costs related to preparatory work in connection with our initial public offering, $4.1 million of restructuring expenses associated with the World Duty Free Group acquisition and $5.5 million of other operating expenses including restructuring and non-recurring items. For the year ended December 31, 2016, other operational result consisted primarily of $8.3 million of restructuring expenses associated with the World Duty Free Group acquisition. See note 13 to our audited Combined Financial Statements.

(3)	Income tax adjustment represents the impact in income taxes we actually accrued during the applicable period attributable to other operational result. This assumption uses an income tax rate of 39.0% for the adjustment. Amortization expenses related to acquisitions did not reduce the amount of taxes we paid during the applicable periods, and therefore there are no corresponding income tax adjustments in respect of the amortization expense adjustment.

(4)	Gives effect to our Class A and Class B common shares outstanding following the completion of our initial public offering on February 5, 2018.

Executive office: 4 New Square, Bedfont Lakes, Feltham, Middlesex TW14 8HA, United Kingdom

US office: One Meadowlands Plaza, East Rutherford, NJ 07073